Public

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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14041376

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
AUG 28 2014
Washington DC
404

SEC FILE NUMBER
8- 34642

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2013 (MM/DD/YY) AND ENDING June 30,2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRSTRADE SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30-50 Whitestone Expressway, Suite A301
(No. and Street)

Flushing (City) New York (State) 11354 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John Liu 718-269-1503
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wei, Wei & Co., LLP
(Name – *if individual, state last, first, middle name*)

133-10 39th Avenue (Address) Flushing (City) New York (State) 11354 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Liu, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Firstrade Securities, Inc., as of June 30th, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

KATTY WONG
Notary Public, State of New York
No. 01WO6169734
Qualified in Queens County
Commission Expires: July 2, 20

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Exemption Report

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRSTRADE SECURITIES, INC.

CONTENTS

WEI WEI CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

• MAIN OFFICE
133-10 39TH AVENUE
FLUSHING, NY 11354
TEL. (718) 445-6308
FAX. (718) 445-6309

• CALIFORNIA OFFICE
36 W BAY STATE STREET
ALHAMBRA, CA 91801
TEL. (626) 282-1630
FAX. (626) 282-9726

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Firstrade Securities, Inc.

We have audited the accompanying statement of financial condition of Firstrade Securities, Inc. (a State of Delaware corporation) as of June 30, 2014; that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. Firstrade Securities, Inc.'s management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. Firstrade Securities, Inc. is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Firstrade Securities, Inc.'s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Firstrade Securities, Inc. as of June 30, 2014 in accordance with accounting principles generally accepted in the United States of America.

Wei Wei & Co. LLP

Flushing, NY
August 26, 2014

FIRSTRADE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2014

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 2,982,032
Due from clearing broker	816,247
Accounts receivable	5,456
Accrued interest receivable	2,415
Income taxes receivable	112,199
Prepaid expenses	65,453
Loan receivable-current portion	24,000
Investments	145,340
Short-term investments-other	1,789,607
Total Current Assets	5,942,749
PROPERTY AND EQUIPMENT-NET	258,517
OTHER ASSETS	
Rebate reserve fund	25,000
Clearing deposits	1,003,970
Loan receivable, net of current portion	52,000
Other assets	126,947
Intangible assets, net	503,696
Total Other Assets	1,711,613
Total Assets	$ 7,912,879

See accompanying notes to the Statement of Financial Condition.

FIRSTRADE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2014

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Accrued expenses	$ 384,235
Income tax payable	78,436
Accrued payroll	666,266
Obligation under capital lease - Current	26,707
Total Current Liabilities	1,155,644
OTHER LIABILITIES	
Obligation under capital lease, net of current portion	17,070
Deferred income taxes	199,683
Total Liabilities	1,372,397
STOCKHOLDERS' EQUITY	
Preferred stock- $.10 par value, 4,000,000 shares authorized, none issued or outstanding	-
Common stock- $.01 par value, 32,000,000 shares authorized, 19,003,500 shares issued and 18,878,500 shares outstanding	190,035
Additional paid-in capital	2,039,773
Retained earnings	4,628,174
Less: Treasury stock at cost, 125,000 shares	(317,500)
Total Stockholders' Equity	6,540,482
Total Liabilities and Stockholders' Equity	$ 7,912,879

See accompanying notes to the Statement of Financial Condition.

FIRSTRADE SECURITIES, INC.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2014

1. ORGANIZATION

Firstrade Securities, Inc. (the "Company") is a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company acts as an introducing broker and provides discount brokerage services for its clients.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Method of Accounting
The Company's financial statements are prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Income is recognized as earned and expenses are recognized as incurred.

b) Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents
The Company considers all demand and time deposits and all highly liquid financial instruments purchased with original maturities of three months or less to be cash equivalents.

d) Investments-Other
Certificates of deposit held for investment that are not debt securities are included in "investments-other." Certificates of deposit with original maturities greater than three months and remaining maturities less than one year are classified as "short-term investments-other."

e) Advertising
Advertising costs are charged to expense as incurred.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

f) Fair Value Measurements

The Company follows the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Section 820 for fair value measurements which defines fair value and establishes a fair value hierarchy organized into three levels based upon the input assumptions used in valuing assets and liabilities. Level 1 inputs have the highest reliability and are related to assets with unadjusted quoted prices in active markets. Level 2 inputs relate to assets or liabilities with other than quoted prices in active markets which may include quoted prices for similar assets or liabilities or other inputs which can be corroborated by observable market data. Level 3 inputs are unobservable inputs for the asset or liability and are used to the extent that observable inputs do not exist.

g) Investments Valuation

Investments are carried at the values shown in note 4 of the financial statements. The fair value of alternative investments has been estimated using the Net Asset Value ("NAV") as reported by the management of the respective alternative investments fund. FASB guidance provides for the use of the NAV as a "Practical Expedient" for estimating fair value of alternative investments. The NAV reported by each alternative investment fund is used as a practical expedient to estimate the fair value of the Company's ability to redeem its interest in the near term.

h) Investment Income Recognition

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date. Realized and unrealized gains and losses are included in the determination of income (loss) on each investment.

i) Property and Equipment

Property and equipment are stated at cost. Major expenditures for the acquisition of property, equipment and betterments that substantially increase useful lives of the fixed assets are capitalized. Maintenance, repairs, and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and resulting gains or losses are included in income. Depreciation is provided utilizing the straight-line method over the estimated useful lives of the assets (five to seven years). Leasehold improvements are amortized over the lesser of the term of the lease or the estimated useful lives of the improvements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICES (continued)

j) Intangibles

Intangible assets consist of trademarks and software and are recorded at cost. Amortization of trademarks is computed using the straight-line method over a period of 15 years. Software development costs are amortized using the straight-line method over a useful life of 3 years; these costs which include consulting fees, payroll and payroll related costs are associated with various ongoing computer software based projects. As of June 30, 2014, costs totaling $5,253,683 relating to several of these projects were at the application development stage and consequently capitalized.

k) Profit Sharing Plan

The Company maintains a contributory qualified 401(k) plan for eligible employees.

l) Income Taxes

Deferred income tax assets and liabilities are computed for differences between financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the period in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. These components of temporary differences are amortization of software development costs, depreciation and unrealized gains/losses on investments.

m) Accounting for Uncertainty in Income Taxes

Management has determined that the Company had no uncertain tax positions that would require financial statement recognition. The Company is no longer subject to U.S. federal, state or local income tax audits for periods prior to July 1, 2010.

n) Subsequent Events Evaluation by Management

The Company has evaluated subsequent event transactions for the potential recognition or disclosure in the financial statements through August 26, 2014, the date the financial statements were available to be issued.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital of $250,000 and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1, both as defined. At June 30, 2014, the Company had net capital of $5,497,559 under Rule 15c3-1, which was $5,247,559 in excess of its required net capital of $250,000. The Company's net capital ratio was 0.2133 to 1.

4. INVESTMENTS

The following table shows the major categories of investments measured at fair value at June 30, 2014, grouped by the fair value hierarchy and temporary cash investments carried at cost plus accrued interest:

Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Quoted prices in markets that are not active for similar assets (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Equities	$ 8,786	$ -	$ -	$ 8,786
Worthless securities	-	130,273	-	130,273
Limited partnership	-	-	2,471	2,471
Total investment at fair value	8,786	130,273	2,471	141,530
Temporary cash investments	$ 3,810	$ -	$ -	3,810
Total Investments				$ 145,340

The following is a reconciliation of the beginning and ending balances for assets measured at fair value using significant unobservable inputs (Level 3) during the year ended June 30, 2014:

4. INVESTMENTS (continued)

	Level 3
Beginning balance	$ 2,471
Ending balance	$ 2,471

At June 30, 2014 the Company had no open capital commitments with limited partnerships.

Information regarding the Level 3 investments at June 30, 2014 is as follows:

Investment Category	Fair Value	Unfunded Commitments	Redemption Frequency(If Currently Eligible)	Redemption Notice Period
Limited Partnership	$ 2,471	$ -	Quarterly	90 days

5. CERTIFICATES OF DEPOSIT

Certificates of deposit totaling $1,789,607 are included in short-term investments-other in the accompanying financial statements. The certificates bear interest ranging from 0.45% to 0.95% and have maturities of one year, with penalties for early withdrawal. Any penalties for early withdrawal would not have a material effect on the financial statements.

6. LOANS RECEIVABLE

This consists of a $76,000 loan to an employee at 0.01% interest. Repayment began on January 1, 2012 at a rate of $2,000 per month until the balance is paid in full.

7. PROPERTY AND EQUIPMENT

Property and equipment and their useful lives as of June 30, 2014, consist of the following:

	Useful Life in Years	
Leasehold improvements	7	$ 2,575
Equipment	5-7	1,245,493
Furniture and fixtures	5-7	223,559
		1,471,627
Less: accumulated depreciation		(1,213,110)
Property and equipment-net		$ 258,517

8. INTANGIBLE ASSETS

Intangible assets consist of the following as of June 30, 2014:

	Useful Life In Years	
Trademark	15	$ 7,823
Software development costs	3	5,253,683
		5,261,506
Accumulated amortization		(4,757,810)
Intangible assets, net		$ 503,696

Future estimated amortization expense is as follows:

Year Ended June 30	
2015	$ 318,890
2016	130,645
2017	54,161
	$ 503,696

9. STOCK OPTION PLAN

The Company established the Firstrade Securities Stock Option Plan (the "Plan") to attract and retain personnel for positions of substantial responsibility, to provide additional incentive to employees and consultants of the Company and to promote the success of the Company's business. Under the Plan, the Board of Directors of the Company has authorized the issuance of stock options to purchase up to 1,000,000 shares of the Company's common stock. Options granted under the plan may be incentive stock options or non-statutory stock options. The shares issued in October 2006 were all fully vested in 2010 in accordance with the Plan. At June 30, 2014, 180,300 shares were outstanding.

10. INCOME TAXES

Deferred tax liabilities at June 30, 2014, relate to the following items:

Deferred tax liabilities	
Software development costs	$ 270,077
Less: Deferred tax asset	
Depreciation	70,394
Net deferred tax liability	$ 199,683

11. COMMITMENTS

Operating Leases

A lease for office space expired in June 2014. All leasehold improvements for this office with a net carrying value $7,674 were written off during the year ended June 30, 2014. In 2014, the Company entered two new leases for office spaces which will expire in May 2017 and June 2024, respectively. Future minimum lease payments at June 30, 2014 are approximately as follows:

Year Ended June 30	
2015	$ 265,000
2016	322,000
2017	328,000
2018	282,000
2019	291,000
Subsequent years	1,589,000
	$ 3,077,000

11. COMMITMENTS (continued)

Capital Leases

The Company leases computer equipment under capital lease agreements with varying expiration dates through 2017. The assets and liabilities under capital leases are recorded at the lower of the present value of the minimum lease payments or the fair value of the assets. The assets are amortized over the lesser of their related lease term or their estimated productive lives. Amortization of assets under capital leases is included in depreciation expense for the year ended June 30, 2014. Following is a summary of equipment held under capital leases at June 30, 2014

Computers	$ 92,433
Less: accumulated amortization	(47,313)
	$ 45,120

Future minimum payments under the leases are payable as follows:

2015	$ 28,944
2016	10,983
2017	7,517
	47,444
Amount representing interest and sales tax	(3,667)
	$ 43,777

12. SOFTWARE DEVELOPMENT

Effective November 19, 2008, the Company entered into a Joint Venture Agreement (the "Agreement") with Matrix Trading Technologies, LLC ("Matrix") and Louis Liu, unrelated third parties, to develop, design, manufacture and implement an online trading system (the "system"). The term of the Agreement began on the effective date and was to end on March 31, 2012 or two years from the completion of the System, whichever occurred earlier. On July 15, 2011, the Joint Venture Agreement was amended, changing the end date to March 31, 2014.

12. SOFTWARE DEVELOPMENT (continued)

As stipulated in the Agreement, the Company agreed that it will provide Matrix with the following:

a. $400,000 as follows: $50,000 on the first of each month after execution of the agreement;
b. $300,000, paid in equal installments of $25,000 on the first of each month after Phase I is implemented or at the one-year anniversary of the execution of the Agreement, whichever occurs earlier;
c. $300,000 paid in equal installments of $25,000 on the first of each month after the end of the second year of the Agreement.

Additionally, as compensation to Louis Liu for his work, the Company agreed to grant 3% ownership in the Company. The 3% shall be calculated as follows:

i. As of June, 2011, Louis Liu was entitled to 2% ownership in Firstrade, calculated as of the valuation date discussed.
ii. On March 31, 2013 all shares were issued to Louis Liu.

13. FINANCIAL INSTRUMENTS AND CREDIT RISK CONCENTRATION

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company maintains its cash with various financial institutions. The Company monitors the credit quality of the financial institutions and does not anticipate any exposure. The total cash balance in each financial institution is insured by the FDIC up to $250,000. Uninsured funds as of June 30, 2014 were approximately $3,478,000. The amount due from the clearing broker is collected in the subsequent month.

14. TREASURY STOCK

During the year ended June 30, 2014, in September 2013 and February 2014, under a Common Stock Repurchase Agreement, the Company repurchased 75,000 shares of common stock from two stockholders, which were originally sold to them in 2001 pursuant to an Investor Subscription Agreement. The repurchase price was $2.40 per share.

As of June 30, 2014, 125,000 shares of the Company's common stock were held as treasury stock at cost.

15. RESERVE ACCOUNT FOR CUSTOMER CREDIT BALANCES

In the course of doing business, the Company offers certain customers promotional rebates. As a result of a FINRA examination, it was determined that the Company is required to have a segregated reserve account for the unpaid promotional rebates in accordance with SEC Rule 15c3-3. At June 30, 2014, these customer rebates totaled $370. The company established a reserve bank account with $25,000 to comply with this requirement. The balance of this reserve account as of June 30, 2014 remained at $25,000.

WEI WEI CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

• MAIN OFFICE
133-10 39TH AVENUE
FLUSHING, NY 11354
TEL. (718)445-6308
FAX.(718)445-6309

• CALIFORNIA OFFICE
36 W BAY STATE STREET
ALHAMBRA, CA 91801
TEL. (626)282-1630
FAX.(626)282-9726

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Firstrade Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Firstrade Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Firstrade Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii), (the "exemption provisions") and (2) Firstrade Securities, Inc. stated that Firstrade Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Firstrade Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Firstrade Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Wei Wei & Co. LLP
Flushing, NY
August 26, 2014

Firstrade Securities, Inc.

Exemption Report

June 30, 2014

Firstrade Securities, Inc. clears all customer transactions through another broker-dealer on a fully disclosed basis and therefore claims exemptive provision (K)(2)(ii) of SEC Rule 15c3-3, which exempts the Corporation from the computation for determination of reserve requirements as provided for in that Rule.

Firstrade Securities has met the identified exemptive provision(K)(2)(ii) of SEC Rule 15c3-3 throughout the fiscal year ended June 30, 2014 without exception.

John Liu

President